UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to the provisions of sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Credit Suisse Park View BDC, Inc.
Address of Principal Business Office:	One Madison Avenue New York, NY 10010
Telephone Number (including area code):	(212) 325-2000
File Number under the Securities Exchange Act of 1934:	814-01102

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

¨	A.

The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

¨	B.

The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

¨	C.

The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

¨	D.

The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

¨	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

X	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On September 29, 2016, Credit Suisse Park View BDC, Inc. (the “Company”) consummated a tender offer pursuant to which it purchased all of its issued and outstanding common shares, other than those shares owned by Credit Suisse Alternative Capital, LLC (“CSAC”). As a result of the tender offer, CSAC became the sole shareholder of the Company. The board of directors of the Company has determined that it would be in the best interests of the Company to withdraw the Company’s election to be treated as a business development company.

On September 30, 2016, voting by unanimous written consent, CSAC, as the sole shareholder of Company, approved a voluntary withdrawal of the Company’s election to be treated as a business development company under sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”). The Company is now effecting the approved withdrawal by filing this Form N-54C notice of withdrawal.

The Company intends to conduct its activities in such a way that it will be excepted from the definition of “investment company” pursuant to section 3(c)(7) of the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 30th day of September, 2016.

Credit Suisse Park View BDC, Inc.

By: /s/ Kenneth Lohsen
Name: Kenneth Lohsen
Title: Chief Financial Officer and Treasurer

Attest:	/s/ Lou Anne McInnis
Name:	Lou Anne McInnis

Title:	Chief Legal Officer